

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 17, 2011

Via Facsimile
Mr. Kyle Gotshalk
President and Director
VSUS Technologies Incorporated
18565 Soledad Canyon Road #153
Canyon Country, CA 91351

> **Re:** **VSUS Technologies Incorporated**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed March 31, 2011**
> **Form 10-Q for the Quarterly Period Ended March 31, 2011**
> **Filed May 11, 2011**
> **File No. 333-51274**

Dear Mr. Gotshalk:

We have reviewed your letter dated January 19, 2011 in connection with the above-referenced filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated December 23, 2010.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 7. Financial Statements

Report of Independent Registered Public Accounting Firm, page F-1

1. We note that the last paragraph of your Report of Independent Registered Public Accounting Firm includes your auditor's opinion with respect to your financial statements as of and for the year ended December 31, 2010. Please amend your Form 10-

K to include an audit report that covers the two years ended December 31, 2010 and period from inception through December 31, 2010.

Consolidated Statement of Changes in Stockholders' Deficiency, page F-6

2.   We note that the Statement of Changes in Stockholders' Deficiency does not agree with the Balance Sheet as of December 31, 2010 presented on page F-2. Please amend your Form 10-K to provide a Statement of Changes in Stockholders' Deficiency that is consistent with the Balance Sheet.

Note 1 – Business and Acquisition

Basis of Presentation, page F-7

3.   We note your response to prior comment 2 states your intention to provide financial statements on a cumulative basis. We further note your disclosure here and throughout the document that the company is a development stage enterprise. Please revise your financial statement presentation to comply with ASC 915-205-45-1 which includes presenting cumulative amounts from inception to your most recent period end date for your Consolidated Statements of Operations, Cash Flows and Changes in Stockholders' Deficiency. This comment also applies to your Form 10-Q for the quarterly period ended March 31, 2011.

Item 8A. Controls and Procedures, page 18

4.   We note that it does not appear that your management has performed its assessment of internal control over financial reporting as of December 31, 2010. Since you were required to file an annual report for the prior fiscal year, it appears you are required to report on your management's assessment of internal control over financial reporting. Please note that management's assessment of internal control over financial reporting should be provided in addition to management's assessment of disclosure controls and procedures. Therefore we re-issue our prior comment 3.

If your management has not yet performed its assessment, we ask that you complete your evaluation and amend your filing within 30 calendar days to provide the required management's report on internal control over financial reporting.

In performing your evaluation, you may find the following documents helpful:

▪   the Commission's release *Amendments to Rules Regarding Management's Report on Internal Control Over Financial Reporting* (Securities Act Release 8809/Financial Reporting Release 76). You can find this release at: http://www.sec.gov/rules/final/2007/33-8809.pdf;

- the Commission's release *Commission Guidance Regarding Management's Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of* 1934 (Securities Act Release 8010/Financial Reporting Release 77). You can find this release at
- http://sec.gov/rules/interp/2007/33-8810.pdf; and

- the "Sarbanes-Oxley Section 404 – A Guide for Small Business" brochure at: (http://www.sec.gov/info/smallbus/404guide.shtml).

<u>Form 10-Q for the Quarterly Period Ended March 31, 2011</u>

<u>Condensed Consolidated Balance Sheets, page 4</u>

5.   We note that the comparative Balance Sheet as of December 31, 2010 provided in your Form 10-Q for the quarterly period ended March 31, 2011 does not agree with the Balance Sheet as of December 31, 2010 provided in your Form 10-K for the fiscal year ended December 31, 2010. Please reconcile this inconsistency and amend your financial statements as appropriate.

You may contact Jaime John at (202) 551-3446 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3406 with any other questions.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief